Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated May 24, 2011

LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A appeared in MintLife (http://www.mint.com/blog/investing/should-you-take-the-plunge-into-lending-club/) on May 24, 2011.

The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

Statements in the articles attached that are not attributed directly to Mr. Garcia or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

Correction/Clarification: “Investors are required to affirm that they have a net worth of $70,000 and gross income of $70,000, or a net worth of $250,000—not counting home equity.” In addition to the foregoing, investors in Kentucky must be “accredited investors” as defined under Regulation D of the Securities Act of 1933. For investors in California, an investor must have an annual gross income of at least $85,000 and a net worth of at least $85,000 (exclusive of home, home furnishings and automobile); or (b) have a net worth of at least $200,000 (determined with the same exclusions).

You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A

Should You Take the Plunge into Lending Club?

Matthew Amster-Burton

Somewhere in Mt. Pleasant, North Carolina, a guy is using my money to build a swimming pool at his house.

I know this because I lent him $25 through Lending Club, a site where ordinary people lend money to (and borrow money from) other ordinary people. Like other peer lending sites such as Prosper, Lending Club promises big returns (over 9.5% on average, after taking fees and defaults into account) if you’re on the lending side, and lower-than-credit-card rates on the borrowing side. The service currently has $180 million in outstanding loans to over 27,000 borrowers.

Since my landlord told me I’m not allowed to build a swimming pool in my apartment, I’m going to focus on the lending side of Lending Club. If you have some money to invest, should you hand it over, via Lending Club, to random people around the country who need a loan? It takes about five minutes to sign up for Lending Club and a couple of business days to transfer money electronically from a checking account. Then you can browse “notes,” which are like bonds: they’re pieces of a loan. My swimming pool guy is also borrowing money from 310 other Lending Club users for a total of $15,000. Lending Club gives each note a rating. A-rated notes are the least likely to default and pay the lowest interest. G-rated loans are extremely risky and pay very high interest. Swimming pool guy is rated A5 and pays 7.66%. (So far, he’s on time with his first payment to me: 77 cents.)

The stereotype about peer lending is that you’re giving money to deadbeats who can’t get a loan elsewhere. That’s not the case here. “We’re not lending to everyone,” says Lending Club’s Rob Garcia. “We’re only lending to the top of the top of the credit spectrum.” Nine out of ten loan applications are denied as they make their way through a rigorous underwriting process.

Lending Club is not for everyone on the investing side, either. Investors are required to affirm that they have a net worth of $70,000 and gross income of $70,000, or a net worth of $250,000—not counting home equity. (These qualifications are waived if you want to invest less than $2,500.) There is a good reason for these qualifications, which I’ll explain in a minute. If you’re investing a large sum of money with Lending Club, you can and should diversify by splitting it among dozens or hundreds of notes. The web site offers a tool for allocating your cash; you don’t have to select each note manually.

Which is nice, because browsing Lending Club notes is a little depressing. The majority are people seeking a debt consolidation loan to get out of credit card trouble. Meanwhile, my swimming pool guy reports a gross monthly income of over $12,000 but is borrowing $15,000 to build a swimming pool. Why? I don’t even want to know. Another guy wants to borrow $20,000, for 60 months, at over 20% interest, to buy an engagement ring. I’m crying, and not tears of joy for the happy couple.

Of course, getting despondent over the poor financial habits of Americans after reading Lending Club notes is like going to your local emergency room and concluding that everyone in your neighborhood is bleeding. It’s not a savings account

When you put your money into a bank savings account, the bank turns around and loans it out to other customers. If you’re lucky, the bank will pay you 1% interest for the use of your money. Lending Club investors typically make a lot more than that. Why? There are three reasons.

1. Lending Club uses technology to lower costs. If you want to borrow money with Lending Club, you don’t have to sit down at a desk across from a banker. You submit your information, undergo a credit check and underwriting, and if you’re approved, people like me can start throwing money at you.

2. You’re taking all the risk. Lending Club is not FDIC-insured, and you can lose money. If my borrower goes bankrupt halfway through the construction of his swimming pool, I take a bath. I mean, figuratively. And swimming pool guy is one of their A-rated best bets.

3. Lending Club ties up your money in a way banks and mutual funds don’t. This last point is important, and it’s the reason Lending Club only accepts relatively affluent investors: if you put money into Lending Club, you can’t necessarily get it out except by waiting for the loans to be repaid. “There’s a very good reason why these investments should be only for the rich,” writes Reuters finance blogger Felix Salmon, “and it has nothing to do with them being a high-risk gamble. Instead, it’s all about liquidity. If you lend someone money for three years, your money is essentially out of reach for three years.”

Furthermore, Lending Club recommends investing at least $20,000 across 800 notes for maximum diversification. Few financial advisors would recommend investing more than 10% of your portfolio in high-yield debt, which implies that Lending Club’s perfect customer has a portfolio of at least $200,000.

Lending Club offers a trading platform to sell notes before maturity, but it’s not like selling a bond, where the security is priced daily and your broker will be happy to take it off your hands for a set fee. You might have to sell your note at a steep discount, especially if interest rates have gone up since the loan was originated. “If you’re willing to take a cut, you can get rid of it pretty quickly,” says Garcia.

I put my swimming pool note up for sale at its par value. It’s a current, highly-rated loan. Two days later, no one has taken it off my hands. (It typically takes about 5-1/2 days to sell a note at par, according to Lending Club.)

Is Lending Club for you?

In order to make Lending Club part of your portfolio, you need to know more than just how risky it is in isolation. You want to know how it works alongside other asset classes, like stocks and bonds. And that information isn’t forthcoming, because notes are hard to trade and aren’t priced daily. We can make a guess, though, that Lending Club notes perform similarly to high-yield bonds (aka junk bonds). The popular SPDR Lehman High-Yield Bond ETF (JNK) yields about 8%—comparable to Lending Club—and you can sell out of it anytime. Lending Club, however, has a lot to recommend it. It represents the good kind of financial innovation, and the underlying assets aren’t incomprehensible derivatives; they’re just plain vanilla loans.

Even if you use its AutoInvest tool, Lending Club demands that you get your hands dirty in a way that mutual fund investing doesn’t. And that’s exactly what some investors are looking for.

A person who enjoys day-trading stocks or currencies—fantastically effective ways to lose money—might well find it just as fun but far more lucrative to select Lending Club notes. (One more thing: Lending Club notes should be held in an IRA or Roth IRA if possible, because they’re tax-inefficient: unlike capital gains or qualified dividends on a stock, their interest is taxed at higher ordinary income rates.)

I hope Swimming Pool Guy is out back right now with a shovel, and I wish him three years of Speedos, suntans, and on-time payments.